EARLY WARNING NEWS RELEASE

(Montréal, June 7, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Falco Resources Ltd. (TSXV: FPC) ("Falco") 3,101,000 units ("Units") at a price of $1.29 per Unit. Each Unit is comprised of one common share ("Common Share") in the share capital of Falco and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant") of Falco. Each Warrant entitles the holder to acquire one Common Share at a purchase price of $1.70 for a period of 18 months from the closing of the previously announced bought deal financing (the "Bought Deal"). The Bought Deal was announced on May 17, 2017.

Immediately prior to the closing of the Bought Deal, Osisko held, directly and indirectly, 20,826,005 common shares of Falco, representing approximately 13.2% of Falco’s issued and outstanding common shares. Immediately following the closing of the Bought Deal, Osisko owns, beneficial ownership of, or control and direction over (i) 23,927,005 common shares of Falco, representing approximately 13.3% of Falco’s issued and outstanding common shares; and (ii) 1,550,500 Warrants. Assuming the exercise of the Warrants, Osisko would own 25,477,505 common shares of Falco, representing approximately 14.1% of Falco’s common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Falco in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Falco and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Bought Deal described above will be available on SEDAR under Falco’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $35.1 million in dividends to its shareholders during the past ten consecutive quarters.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com